Exhibit 21.1
Latch, Inc.
List of Subsidiaries
As of December 19, 2024

Name	Jurisdiction
Door Property Management, LLC	Delaware
HelloTech, Inc.	Delaware
Honest Day’s Work, LLC	Delaware
Latch Systems, Inc.	Delaware
Latch Taiwan, Inc.	Delaware

Note: Inclusion of a subsidiary on this Exhibit 21.1 is not a representation that such subsidiary is a significant subsidiary.